SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

California Pizza Kitchen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13054D109

(CUSIP Number)

Joshua Olshansky

CPK Holdings Inc.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Tel: (415) 983-2700

Fax: (415) 983-2701

Copies to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2011

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 13054D109 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CPK Merger Sub Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,804 (1)
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 24,616,701 shares of Common Stock outstanding as of May 31, 2011 (including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

CUSIP No. 13054D109 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CPK Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,804 (1)
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 24,616,701 shares of Common Stock outstanding as of May 31, 2011 (including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

CUSIP No. 13054D109 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Golden Gate Capital Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,804 (1)
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 24,616,701 shares of Common Stock outstanding as of May 31, 2011 (including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

CUSIP No. 13054D109 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person GGC Opportunity Fund Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,804 (1)
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 24,616,701 shares of Common Stock outstanding as of May 31, 2011 (including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

CUSIP No. 13054D109 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person GGC Opportunity Fund Management GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,804 (1)
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 24,616,701 shares of Common Stock outstanding as of May 31, 2011(including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 par value per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed on behalf of:

(a)	CPK Merger Sub Inc. (“Purchaser”), a Delaware corporation wholly owned by CPK Holdings Inc.

(b)	CPK Holdings Inc. (“Parent”), a Delaware corporation controlled by Golden Gate Capital Opportunity Fund, L.P.

(c)	Golden Gate Capital Opportunity Fund, L.P. (“Opportunity Fund”), a Cayman Islands exempted limited partnership. The general partner of Opportunity Fund is GGC Opportunity Fund Management, L.P.

(d)	GGC Opportunity Fund Management, L.P. (“Fund Management”), a Cayman Islands exempted limited partnership. The general partner of Fund Management is GGC Opportunity Fund Management GP, Ltd.

(e)	GGC Opportunity Fund Management GP, Ltd., a Cayman Islands exempted company (“Fund Management GP”).

Purchaser and Parent were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and have not engaged in any activities except in connection with these transactions. Opportunity Fund, Fund Management, and Fund Management GP are affiliates of Golden Gate Private Equity, Inc., a San Francisco-based private investment firm principally engaged in the business of investing and managing their private equity investments.

The entities set forth in clauses (a) through (e) are collectively hereinafter referred to as the “Reporting Persons.” The business address for the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, CA 94111.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 6. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The name, business address and citizenship of each director and executive officer of each of Purchaser and Parent is set forth on Schedule A. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On May 24, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the shares of the Issuer’s Common Stock (the “Offer”) for a purchase price of $18.50 per share in cash (the “Offer Price”).

The Merger Agreement provides that, regardless of whether the Offer is consummated, Purchaser will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each outstanding share of the Issuer’s Common Stock (other than shares owned by Parent, Purchaser or the Issuer, or by any stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s stockholders, if required.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent, Purchaser and the Issuer entered into four Tender and Support Agreements (collectively, the “Support Agreements”) dated as of the date of the Merger Agreement with each of the following executive officers of the Issuer (each a “Stockholder”):

•	Sarah A. Goldsmith-Grover

•	Susan M. Collyns

•	Larry S. Flax

•	Richard L. Rosenfield

Pursuant to each Support Agreement, each such stockholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) the Shares beneficially owned by such stockholder at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (ii) to exercise stock options held by such stockholder through a cashless net exercise, conditioned upon the occurrence of the initial acceptance for payment by Purchaser of Shares pursuant to the Offer, (iii) to irrevocably direct the Issuer to transfer to Purchaser, on such stockholder’s behalf, all Shares received by such stockholder in settlement of such stockholder’s restricted stock or upon the net exercise of such stockholder’s stock options in accordance with the applicable terms of the Support Agreement, (iv) not to transfer any of such stockholder’s stock options or Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (vi) to vote such stockholder’s Shares in support of the adoption of the Merger Agreement in the event that stockholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (viii) that any discussions, negotiations or other actions by such stockholder with respect to any Acquisition Proposal (as defined in the Merger Agreement) will be undertaken by such stockholder solely in such stockholder’s capacity as a director or officer of the Issuer (which actions will be governed by the terms of the Merger Agreement). Each Support Agreement will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger, upon the mutual written consent of Parent and the stockholder party thereto or any change to the terms of the Offer or Merger that (i) reduces the Offer Price or the Merger consideration, (ii) changes the form of consideration payable in the Offer or the Merger or (iii) amends or waives the Minimum Tender Condition (as defined in the Merger Agreement) such that Parent or Purchaser would beneficially own less than 50.1% of the outstanding Shares after giving effect to the closing of the Offer.

The foregoing description of the Support Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are attached as Exhibits 2, 3, 4 and 5 and incorporated herein by reference.

In addition to Common Stock, the options of each Stockholder are also subject to the Support Agreements, in an aggregate amount of 2,695,625 underlying shares, however, the Reporting Persons expressly disclaim any beneficial ownership of such options because the proxy given to Parent to vote such shares is contingent on the options being exercised.

Purchaser estimates that it will need up to approximately $485 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $6.6 million to back-stop or replace letters of credit of the Issuer existing on the date of the closing of the Merger. Purchaser has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $290 million, comprised of a $260 million term loan facility and a $30 million revolving credit facility. Subject to certain conditions, the term loan facility will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. The revolving credit facility will be used to back-stop or replace certain existing letters of credit of the Issuer and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the surviving corporation of the Merger. In addition, Parent has obtained a $225 million equity commitment from Opportunity Fund. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the term loan facility, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. These proceeds will also be sufficient to pay the Offer Price to holders of Shares who did not tender their Shares in the Offer upon consummation of the Merger. The equity and debt financing commitments are subject to certain conditions. In the event that Purchaser does not receive the proceeds of the debt financing commitments, Purchaser will not be obligated to purchase Shares in the Offer.

Shared voting power with respect to the shares of Common Stock beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreements.

Schedule B lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

Item 4.	Purpose of the Transaction

Purchaser expects to commence the Offer by June 8, 2011. If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors that reflects Purchaser’s proportionate voting interest in the Issuer. Subject to the satisfaction or waiver of the conditions applicable to the Offer after consummation of the Offer, Parent expects to cause the Merger to be consummated. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned subsidiary of Parent and (ii) each share of Common Stock which has not been purchased pursuant to the Offer will be converted into the right to receive $18.50 in cash, subject to certain exceptions set forth in the Merger Agreement.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Issuer, (ii) the officers of Purchaser immediately prior to the Effective Time will be the officers of the Issuer, and (iii) the Issuer’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

Following the Merger, the shares of Common Stock will no longer be traded on The Nasdaq Global Select Market, there will be no public market for the Shares and registration of the shares of Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons, do not beneficially own any shares.

As a result of the Support Agreements, Parent may be deemed to have the power to vote up to 2,207,804 Shares in favor of approval of the Merger and certain other matters described above in Item 3, and thus, each Reporting Person may be deemed to be the beneficial owner of 2,207,804 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 9.0% of the issued and outstanding shares of Common Stock as of May 31, 2011(including shares of Common Stock issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011) (which information was provided to the reporting persons by the Issuer).

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaims all beneficial ownership of such shares of Common Stock.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any shares of Common Stock.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of May 24, 2011, by and among California Pizza Kitchen, Inc., CPK Merger Sub Inc. and CPK Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by California Pizza Kitchen, Inc. with the Securities and Exchange Commission on May 27, 2011).

Exhibit 2	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Merger Sub Inc., CPK Holdings Inc., California Pizza Kitchen, Inc. and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by California Pizza Kitchen, Inc. with the Securities and Exchange Commission on May 27, 2011).

Exhibit 3	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Merger Sub Inc., CPK Holdings Inc., California Pizza Kitchen, Inc. and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by California Pizza Kitchen, Inc. with the Securities and Exchange Commission on May 27, 2011).

Exhibit 4	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Merger Sub Inc., CPK Holdings Inc., California Pizza Kitchen, Inc. and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by California Pizza Kitchen, Inc. with the Securities and Exchange Commission on May 27, 2011).

Exhibit 5	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Merger Sub Inc., CPK Holdings Inc., California Pizza Kitchen, Inc. and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by California Pizza Kitchen, Inc. with the Securities and Exchange Commission on May 27, 2011).

Exhibit 6	Joint Filing Agreement, dated June 8, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 8, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.
By:	GGC Opportunity Fund Management, L.P., its general partner

	By:	GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

GGC OPPORTUNITY FUND MANAGEMENT, L.P.
By: GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

GGC OPPORTUNITY FUND MANAGEMENT GP, LTD.

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CPK MERGER SUB INC. AND CPK HOLDINGS INC.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

**The business address of all individuals listed in this Schedule A is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, CA 94111.

CPK Merger Sub Inc.

Joshua Olshansky, President, Secretary and Director

Kenneth Diekroeger, Assistant Secretary and Director

CPK Holdings Inc.

Joshua Olshansky, President, Secretary and Director

Kenneth Diekroeger, Assistant Secretary and Director

David C. Dominik is a director of GGC Opportunity Fund Management GP, Ltd.

SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES(1)

Stockholder	Subject Shares
Sarah A. Goldsmith-Grover	5,492
Susan M. Collyns	80,078
Larry S. Flax	1,054,217
Richard L. Rosenfield	1,068,017

(1)	Includes Common Stock and Restricted Stock, including Shares held by trusts.

Exhibit 6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of California Pizza Kitchen, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

June 8, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.
By:	GGC Opportunity Fund Management, L.P., its general partner

	By:	GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

GGC OPPORTUNITY FUND MANAGEMENT, L.P.
By: GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

GGC OPPORTUNITY FUND MANAGEMENT GP, LTD.

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

Signature Page to Joint Filing Agreement